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                           March 8, 2023

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Mark Jensen
       Chief Executive Officer
       American Resources Corp
       9002 Technology Lane
       Fishers, IN 46038

                                                        Re: American Resources
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 3, 2022
                                                            File No. 333-265405

       Dear Mark Jensen:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

                If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment. If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation